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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -------------------

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                STRATASYS, INC.
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)


                                  862685-10-4
                                (CUSIP Number)


                             Kenneth R. Koch, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500
                              -------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 8, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].










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Q:\SSDATA1\COGENER2\145990.1



                                 SCHEDULE 13D

CUSIP NO. 862685-10-4
- ------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Nathan A. Low                      ###-##-####
- ------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------

3        SEC USE ONLY

- ------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         SC, PF, 00 (See Item 3)

- ------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

- ------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
- ------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
                                    249,500 (See Item 5)
  NUMBER OF           --------------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            None
  BY EACH
 REPORTING
  PERSON              --------------------------------------------------------
   WITH
                           9        SOLE DISPOSITIVE POWER
                                    249,500 (See Item 5)

                      --------------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                    None
- ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON 249,500 (See Item 5)

- ------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

- ------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.6 %
- ------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         IN
- ------------------------------------------------------------------------------



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Q:\SSDATA1\COGENER2\145990.1



Item 1.  Security and Issuer.

         This Amendment No. 1 to the Schedule 13D originally filed in May 1996 (the "Original Filing") relates to shares of Common Stock, par value $.01 per share (the "Shares"), of Stratasys, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14950 Martin Drive, Eden Prairie, Minnesota 55344. Unless otherwise indicated, all terms referred to herein shall have the same respective meanings as those set forth in the Original Filing.

Item 3.  Source and Amount of Funds or Other Consideration.

            The source of funds for the payment of the exercise price of the warrants referred to in Item 3 and the payment of the notes relating to the Purchased Warrants and Additional Warrants was personal funds.

Item 5.  Interests in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 249,500 Shares, representing approximately 4.6% of the outstanding Shares of the Issuer.1

         (b) The Reporting Person has sole voting power over 249,500 Shares (including Shares underlying warrants expiring November 3, 1998, to purchase 2,000 Shares at $21 per Share). The foregoing does not include warrants, expiring November 3, 2000, to purchase 25,000 Shares at $14 per Share as such warrants do not become exercisable until November 3, 1996.

         (c) Except for the transactions described in the Original Filing, the Reporting Person has not, in the past sixty days, engaged in any transaction involving Shares of the Issuer, except as follows:


              (a) The Reporting  Person  exercised  warrants to purchase  40,000
                  Shares at $6.00 per Share on July 29, 1996 and warrants to purchase 80,000 Shares at $6.00 per Share on August 7, 1996, and (b) the Reporting Person sold (i) 10,000 Shares on each of July 23 and July 24, 1996 for $17.50 per Share, (ii) 15,000 Shares on July 24, 1996 for $16.50 per Share, (iii) 25,000 Shares at $18.00 per Share and 15,000 Shares at $17.50 per Share on July 29, 1996, (iv) 10,000 Shares at $17.875 per Share on August 5, 1996, and (v) 22,500 Shares on August 6, 1996 for $17.675 per Share. Each of such sales was made on the open market through a brokerage firm.

         (d)  N/A.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 6, 1996.

- ---------------------------

1 Based on 4,863,855 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, plus 400,000 Shares underlying warrants exercised on May 10, 1996 and 120,000 Shares underlying warrants exercised in July and August 1996.


Item 7.  Material to be Filed as Exhibits.

                  1)       Warrant Exercise Agreement.*

                  2)       Purchase Agreement.*

                  3)       The Note.*

                  4)       Pledge Agreement.*

                  5)       Second Pledge Agreement.*

                  6)       Escrow Agreement.*


- ------------

*  Previously filed



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Q:\SSDATA1\COGENER2\145990.1













                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 8, 1996                                 /s/ Nathan A. Low
                                                      ---------------------
                                                           Nathan A. Low